Exhibit 99.3
SECTION 1350 CERTIFICATIONS
Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Cresco Labs Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:
This annual report on Form 40-F for the fiscal year ended December 31, 2024 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	March 14, 2025	By:	/s/ Charles Bachtell
Charles Bachtell
Chief Executive Officer

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SECTION 1350 CERTIFICATIONS
Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Cresco Labs Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:
This annual report on Form 40-F for the fiscal year ended December 31, 2024 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	March 14, 2025	By:	/s/ Sharon Schuler
Sharon Schuler
Chief Financial Officer